everyone uses the internet but the

0:02

internet is tracking everything you do

0:04

take control of your online privacy with

0:07

envy is criminals can steal your

0:10

customers money and identities or steal

0:12

and sell your valuable business data and

0:14

secrets our team of security experts

0:17

created the ultimate solution for

0:19

privacy and security the invisible

0:21

internet envy is with envy is on your

0:25

devices hackers can't see what your

0:27

remote people are doing their location

0:29

and connections are completely invisible

0:32

less costly and complex than VPNs and

0:35

more secure envy is can't be hacked

0:38

sniffed traced or blocked envy is

0:41

protects consumer data and financial

0:43

transactions protect your business's

0:46

online privacy today join Envy is the

0:51

invisible Internet